Stradley Ronon Stevens & Young, LLP

191 North Wacker Drive, Suite 1601

Chicago, IL 60606

March 27, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Nuveen Credit Opportunities 2022 Target Term Fund (333-213921, 811-23195)

Ladies and Gentlemen:

On behalf of the Nuveen Credit Opportunities 2022 Target Term Fund (the “Fund”), we hereby confirm supplementally that:

(1)	the information with respect to the aggregate public offering price, number of shares to be sold in the offering, underwriting syndicate, underwriting discounts and commissions, amount of proceeds and other items dependent upon the offering price, which information has been omitted from the Fund’s Registration Statement on Form N-2 in accordance with Rule 430A under the Securities Act, shall be included in a definitive prospectus filed by the Fund pursuant to Rule 497 within 15 business days after the effective date of the Registration Statement; and

(2)	the Fund will include as exhibits to a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act the final versions of the agreements filed as “form of” exhibits to the Registration Statement.

If we may cooperate with you in any way in the processing of this filing, please telephone the undersigned at (312) 964-3502 with any question or comments concerning the Fund’s Registration Statement.

Very truly yours,

/s/ David P. Glatz
David P. Glatz

Copies to:
E. Fess
G. Zimmerman
P. Tropp